4thAveMarket.com

Financial Statements

For the years ending December 31, 2019 & 2020

4thAveMarket.com

BALANCE SHEET

As of December 31, 2020

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**12,049**	158,675
Accounts receivable	-	1,549
Total Current Assets	**12,049**	160,224
NON-CURRENT ASSETS		
Start-up costs, net	**39,468**	42,504
Advances from related parties	**26,467**	9,242
Total Non-current Assets	**65,935**	51,746
TOTAL ASSETS	**77,984**	211,970
LIABILITIES & EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	**60,415**	509
Other current liabilities	**25,376**	75
Total Current Liabilities	**85,791**	584
TOTAL LIABILITIES	**85,791**	584
EQUITY		
Capital investment	**275,000**	230,000
Accumulated losses	**- 282,807**	- 18,614
TOTAL EQUITY	**- 7,807**	211,386
TOTAL LIABILITIES & EQUITY	**77,984**	211,970

4thAveMarket.com
STATEMENT OF INCOME
For the year ending December 31, 2020

	2020	2019
Net Sales	**234,410**	3,048
Cost of goods sold	**214,935**	1,235
Gross Profit	**19,475**	1,813
Selling, General & Administrative Expenses		
Advertising and promotions	**121,213**	7,918
Contractor fees	**60,598**	-
Office expenses	**30,335**	6,982
Technology development	**22,501**	-
Legal and professional fees	**19,240**	1,295
Online payment processing fees	**11,475**	38
Travel	**4,148**	343
Other business expenses	**3,605**	-
Insurance	**3,376**	-
Amortisation	**3,036**	3,036
Registration	**2,150**	-
Entertainment	**1,096**	185
Repairs & Maintenance	**615**	-
Bank charges	**326**	332
Utilities	**-**	391
Total Operating expenses	**283,714**	20,520
Net Operating Loss	**- 264,239**	- 18,707
Other Income	**46**	-
	46	**-**
Net Loss	**- 264,193**	- 18,707

4thAveMarket.com

STATEMENT OF CHANGES IN EQUITY

For the year ending December 31, 2020

	2020	2019
CAPITAL INVESTMENT		
Opening balance	**230,000**	-
Additional investment for the year	**45,000**	230,000
Balance, end	**275,000**	230,000
RETAINED EARNINGS		
Opening balance	**- 18,614**	93
Net income (loss) for the year	**- 264,193**	- 18,707
Balance, end	**- 282,807**	- 18,614
TOTAL EQUITY	**- 7,807**	211,386

4thAveMarket.com

STATEMENT OF CASH FLOWS

For the year ending December 31, 2020

	2020	2019
Net loss	**- 264,193**	- 18,707
Adjustment to reconcile net loss to net cash from operating activities		
Amortization	**3,036**	3,036
	- 261,157	- 15,671
Cash flow from operating activities		
Changes in operating assets and liabilities:		
Accounts receivable	**1,549**	- 1,434
Advances from related parties	**- 17,225**	- 10,842
Accounts payable	**59,906**	509
Other current liabilities	**25,301**	66
	69,531	- 11,701
Net cash used in operating activities	**- 191,626**	- 27,372
Cash flow from investing activities		
Startup costs paid	**-**	- 45,540
	-	- 45,540
Net cash used in investing activities	**-**	- 45,540
Cash flow from financing activities		
Capital investment	**45,000**	230,000
	45,000	230,000
Net cash provided by financing activities	**45,000**	230,000
Cash balance, beginning	**158,675**	1,587

Cash balance, end	**12,049**	158,675